

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

June 18, 2010

Gene Maher, President and Director
Northeast Island, Corp.
100 East Cook Avenue
Suite 101
Libertyville, IL 60048

> **Re: Northeast Island, Corp.**
> **Amendment No. 2 to Form 10**
> **Filed May 28, 2010**
> **File No. 000-53903**

Dear Mr. Maher:

We have reviewed Amendment 2 to your Form 10 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 1

(b) Business of Issuer, page 1

1. We note your response to comment 3 of our letter dated May 21, 2010. In response to our comment, you state that you have "revised the Registration Statement to disclose that [you] do not currently anticipate Daybreak Special Situations Fund will provide any services to the Company." We were not able to locate this revision. Please advise or revise your disclosure to clearly state that Daybreak Special Situations Fund will provide any services to the Company.

2.   We note your response to comment 4 of our letter. In response to our comment, you state that you have "revised the Registration Statement to disclose that Messers. Maher and Prinz will not utilize Greenview Capital or Daybreak Special Situations Fund to locate potential buyers." We were not able to locate this revision. Please advise or revise your disclosure to clearly state that these entities will not be used to locate potential buyers.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 9

3.   We note your response to comment 6 of our letter. In response to our comment, you state that you have "revised the Registration Statement to clarify that we have not entered into any credit facility agreements or other financing arrangements." We were not able to locate this revision. Please advise or revise your disclosure to clearly state that you have not entered into any credit facility agreements or other financing arrangements.

Financial Statements

4.   Please continue to monitor the financial statement update requirement in accordance with Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Joseph Lucosky, Esq.
       via facsimile (732) 577-1188